UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
(Name of Subject Company)

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
(Name of Persons Filing Statement)

Position Holder Trust Interests
 IRA Partnership Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Michael J. Quilling

Trustee of Life Partners Position Holder Trust

Manager of Life Partners IRA Holder Partnership, LLC

2001 Bryan St., Suite 1800

Dallas, Texas 75201

(214) 871-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
 on Behalf of the Person(s) Filing Statement)

Copy to:

Thomas N. Herbelin
16800 Westgrove Dr., Suite 1000
Addison, Texas 75001

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Table of Contents

Page
Item 1. Subject Company Information	1

Item 2. Identity and Background of Filing Person	1

Item 3. Past Contracts, Transactions, Negotiations and Agreements	1

Item 4. The Solicitation or Recommendation	1

Item 5. Persons/Assets, Retained, Employed, Compensated or Used	2

Item 6. Interest in Securities of the Subject Company	2

Item 7. Purposes of the Transaction and Plans or Proposals	2

Item 8. Additional Information	2

Item 9. Exhibits	2

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Item 1.   Subject Company Information.

The names of the subject companies are (i) Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Position Holder Trust” or the “Trust”) and (ii) Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (“IRA Partnership” or “Partnership”). The management and affairs of the Trust are conducted by a Trustee, and the management and affairs of the Partnership are conducted by a Manager. Mr. Michael J. Quilling is both the Trustee of the Trust and the Manager of the Partnership. The Trustee and Manager’s offices are located at 2001 Bryan St., Suite 1800, Dallas, Texas, and his telephone number is (214) 871-2100. The class of securities to which this Schedule 14D-9 relates are position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust and the partnership interests (the “Partnership Interests”) of Life Partners IRA Holder Partnership, LLC. The Trust Interests are represented by units of beneficial interest in the Trust. The Partnership Interests are represented by units of the Partnership. The Trust Interests and the Partnership Interests are sometimes together referred to as the “Interests.” As of September 30, 2020, there were 1,235,547,612 Trust Interests outstanding and 743,227,521 Partnership Interests outstanding.

Item 2.   Identity and Background of Filing Person.

The Trust and the Partnership are the persons filing this Schedule 14D-9. This is the response of the Trust and Partnership to the tender offer (the “Offer”) submitted to holders of Trust Interests and Partnership Interests by CFunds Life Settlement, LLC, a Delaware limited liability company (“Offeror” or “Purchaser”), to purchase up to 71,635,237 of the outstanding Trust Interests and up to 106,936,191 of the outstanding Partnership Interests, as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (“SEC”) on October 28, 2020 (the “Schedule TO”).

Offeror was formed for the purpose of acquiring Interests through a prior tender offer (the “Prior Offer”, as described more fully below). Offeror is a Delaware limited liability company that serves as an investment vehicle and, to date, has engaged in no activities other than those incident to the Prior Offer, the ownership of the Interests acquired in the Prior Offer and the initiation of this Offer. Contrarian Funds, LLC, a Delaware limited liability company, (“Parent”) is the sole member of Offeror. Contrarian Capital Management, LLC, a Delaware limited liability company, (“CCM”) is the Manager of Contrarian Funds, LLC. CCM, an investment adviser registered with the SEC, is a Delaware limited liability company and is the non-member manager of Parent and an affiliate of Offeror. Mr. Jon Bauer is the Chief Executive Officer and Chief Investment Officer of CCM and has held these positions for 25 years. Mr. Bauer is a U.S. citizen.

None of Offeror, Parent, CCM or Mr. Bauer has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). None of Offeror, Parent, CCM or Mr. Bauer has been a party to any judicial or administrative proceeding during the last five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address of each of the Offeror, Parent, CCM and Mr. Bauer is 411 West Putnam Avenue, Suite 425, Greenwich, Connecticut 06830, and their telephone number is (203) 862-8200.

This Offer is preceded by the Prior Offer, initially commenced by Offeror on November 28, 2018 and later revised and joined by Life Settlement Liquidity Option, LLC (the “Anchorage Offeror”), as provided by Supplement No.1 to the Offer to Purchase filed with the SEC December 20, 2018. The Trust and Partnership expressed no opinion and remained neutral toward the Prior Offer, which expired on January 25, 2019. Following the allocation of the purchased Interests between the Offeror and the Anchorage Offeror, and aggregating the Interests acquired as a result of the Life Partners Holdings, Inc. bankruptcy, CCM, Parent and Offeror’s affiliates currently own 25,021,449 Trust Interests and 27,565,352 Partnership Interests.

Item 3.   Past Contracts, Transactions, Negotiations and Agreements.

In connection with this Offer, in October of 2020, representatives of the Offeror began communicating with the Trustee and Manager to discuss the possibility of a new tender offer for the Interests. The Trustee and Manager indicated that the same procedures would be required to undertake a new tender offer, including executing substantially the same Notice of Assignment and Assumption and Indemnity Agreement previously executed in connection with the Prior Offer.

The Offeror has not made any provision for holders of Trust Interests (i) to access the corporate files of Offeror, Parent, CCM or any of our affiliates or (ii) to obtain counsel or appraisal services at its expense. The Offeror, Trust and Partnership have entered into a Notice of Assignment and Assumption and Indemnity Agreement (the “Indemnity Agreement”) which governs the terms under which the Trust and Partnership have agreed to transfer the Interests tendered in the Offer. The Indemnity Agreement provides that the Trust and the Partnership, as applicable, will record the assignment of Interests acquired by Offeror in the Offer, and will recognize Offeror as the record owner of such Interests for all purposes. The assignment will be recorded as of December 31, 2020. The Indemnity Agreement further provides that the Trust or the Partnership, as applicable, will recognize the assignment to Offeror by a tendering holder of the right to receive dividends, distributions and other remittances paid on account of the Interests, based on a record date following the acceptance for payment of Interests in the Offer. As set forth in the Assignment Forms, each tendering holder agrees that Offeror will be entitled to receive any such dividends, distributions and other remittances paid based upon a record date occurring from and after the time the Interests are accepted for payment.

Item 4.   The Solicitation or Recommendation.

The Trust and the Partnership express no opinion and are remaining neutral toward the Offer. Neither the Trust Interests nor the Partnership Interests are listed or traded on any exchange or any over-the-counter trading platform. Accordingly, neither the Trust nor the Partnership are able to provide Interest holders a basis to determine an appropriate market price for their Interests and therefore express no opinion as to whether Interest holders should accept or reject the Offer. Interest holders should read the entire Schedule TO and consult with their financial, tax, legal, and other professional advisors before deciding whether to accept or reject the Offer.

Item 5.   Persons/Assets, Retained, Employed, Compensated or Used.

None of the Trust, the Partnership nor any person acting on their behalf have employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations regarding the Offer.

Item 6.   Interest in Securities of the Subject Company.

To the best knowledge of the Trust and Partnership, after due inquiry, neither the Trust nor the Partnership nor any of its directors, affiliates or beneficial owners of 10% or more of either entities’ outstanding Interests have engaged in any transaction in either entities’ securities during the past 60 days.

Item 7.   Purposes of the Transaction and Plans or Proposals.

The Trust and the Partnership express no opinion regarding the purpose of the Offer. The Trust and the Partnership are not, in any manner, altering their plans or proposals in response to the Offer. The Trust and the Partnership have no reason to question the information set forth in Purchaser’s Schedule TO.

Item 8.   Additional Information.

Not applicable.

Item 9.   Exhibits.

Exhibit No.	Description
(e)(1)
Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement — Tender Offer, by and among CFunds Life Settlement LLC and Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC (incorporated by reference to Exhibit (d) to the Schedule TO filed by CFunds Life Settlement LLC, dated October 28, 2020 (the “Schedule TO”))

(e)(2)	Assignment Form for Position Holder Trust Interests (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO)
(e)(3)	Assignment Form for IRA Partnership Interests (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

LIFE PARTNERS POSITION HOLDER TRUST

Date: October 30, 2020	By:	/s/ Michael J. Quilling
Michael J. Quilling
Trustee

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

Date: October 30, 2020	By:	/s/ Michael J. Quilling
Michael J. Quilling
Manager

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